03012777

BB 3/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

RECEIVED FEB 27 2003 MAIL PROCESSING WASH., D.C. SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 29671

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Money Concepts Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7121 Fairway Drive, Suite 202
(No. and Street)

Palm Beach Gardens (City) FL (State) 33418-3764 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mario John Monteiro, Vice President, Chief Financial Officer & Financial Operations Principal 561-472-2000 Ext 2004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

777 South Flagler Drive, Suite 215 (Address) West Palm Beach (City) FL (State) 33401 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 13 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 12 2003

OATH OR AFFIRMATION

I, Denis S. Walsh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Money Concepts Capital Corp., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

IRENE JUDITH YANNETTI MY COMMISSION EXPIRES March 12, 2005 #CC 999142 Bonded thru Notary Public Underwriters NOTARY PUBLIC, STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of ~~Income (Loss)~~. Operations
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flow
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

Phillips Point East Tower
Suite 215
777 South Flagler Drive
West Palm Beach, FL 33401-6162

Independent Auditors' Report

The Board of Directors
Money Concepts Capital Corp.:

We have audited the accompanying statements of financial condition of Money Concepts Capital Corp. (the Company) (a wholly owned subsidiary of Money Concepts International, Inc.) as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Money Concepts Capital Corp. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements. In our opinion, such information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 7, 2003

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Statements of Financial Condition

December 31, 2002 and 2001

Assets		**2002**	**2001**
Cash and cash equivalents	$	703,804	161,522
Commissions receivable		187,049	344,342
Deposit with clearing broker		25,000	25,000
Prepaid expenses and other assets		3,754	459,890
Deferred tax asset, net		13,978	41,616
Income tax receivable from Parent		11,128	—
	$	944,713	1,032,370
Liabilities and Stockholder's Equity			
Liabilities:			
Commissions payable	$	149,639	275,474
Accounts payable and accrued expenses		84,192	58,420
Income tax payable to Parent		—	8,648
Total liabilities		233,831	342,542
Stockholder's equity:			
Common stock, no par value, stated value of $100 per share. Authorized, issued, and outstanding 100 shares		10,000	10,000
Additional paid-in capital		40,000	40,000
Retained earnings		660,882	639,828
Total stockholder's equity		710,882	689,828
	$	944,713	1,032,370

See accompanying notes to financial statements.

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Statements of Operations

Years ended December 31, 2002 and 2001

		2002	2001
Revenue:			
Sales commissions	$	15,503,958	14,679,466
Investment advisory fees		8,051,807	8,361,310
Interest		9,547	66,004
Other		133,926	76,540
Total revenue		23,699,238	23,183,320
Expenses:			
Commissions on sales and investment advisory		17,690,640	17,156,658
Salaries and employee benefits		2,740,954	2,707,370
Office expenses		1,134,600	1,405,711
Management fees to Parent		1,184,962	1,159,166
Marketing		47,376	70,856
Travel and meetings		360,952	352,446
Professional fees		210,677	306,055
Insurance recoveries		—	(450,000)
Other expenses		291,513	406,679
Total expenses		23,661,674	23,114,941
Income before income taxes		37,564	68,379
Income tax expense		16,510	21,520
Net income	$	21,054	46,859

See accompanying notes to financial statements.

MONEY CONCEPTS CAPITAL CORP.

(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2002 and 2001

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance, December 31, 2000	$	10,000	40,000	592,969	642,969
Net income		—	—	46,859	46,859
Balance, December 31, 2001	$	10,000	40,000	639,828	689,828
Net income		—	—	21,054	21,054
Balance, December 31, 2002	$	10,000	40,000	660,882	710,882

See accompanying notes to financial statements.

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Statements of Cash Flows

Years ended December 31, 2002 and 2001

		2002	2001
Cash flows from operating activities:			
Net income	$	21,054	46,859
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred taxes		27,638	12,872
Changes in operating assets and liabilities:			
Decrease in commissions receivable		157,293	538,360
Decrease (increase) in prepaid expenses and other assets		456,136	(454,075)
(Increase) decrease in income tax receivable from Parent		(11,128)	2,606
Decrease in commissions payable		(125,835)	(409,478)
Increase (decrease) in accounts payable and accrued expenses		25,772	(1,149,692)
(Decrease) increase in income tax payable to Parent		(8,648)	8,648
Total adjustments		521,228	(1,450,759)
Net cash provided by (used in) operating activities		542,282	(1,403,900)
Net increase (decrease) in cash and cash equivalents		542,282	(1,403,900)
Cash and cash equivalents, beginning of year		161,522	1,565,422
Cash and cash equivalents, end of year	$	703,804	161,522

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

(a) *Organization*

Money Concepts Capital Corp. (the Company) is a registered broker/dealer and investment adviser (Money Concepts Capital Corp., also d/b/a Money Concepts Advisory Service), and a member firm of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of Money Concepts International, Inc. (the Parent), a financial services holding company. Mutual funds, annuities, life insurance, and limited partnership interests are sold through the Company's independent registered representatives.

As a nonclearing broker/dealer and registered investment adviser, the Company does not carry security accounts for customers or perform custodial functions relating to customer funds or securities and is therefore exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

(b) *Use of Estimates*

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and general practice within the brokerage industry. In preparing the financial statements management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition and revenue and expenses for the period. Actual results could differ from those estimates.

(c) *Revenue and Expense Recognition*

Commission income and expense from customer transactions are recorded on a trade-date basis. Fee income from investment advisory services is recorded as earned.

(d) *Income Taxes*

The Company files consolidated federal and state income tax returns with the Parent. The Company calculates income tax expense or benefit, and settles the current amount payable to or receivable from the Parent as if it files a separate tax return.

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years for differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date.

(e) *Cash Equivalents*

The Company considers cash, money market accounts, and certificates of deposit with original maturities of less than three months to be cash equivalents.

(Continued)

(2) Net Capital Requirements

Pursuant to the uniform net capital provisions of Rule 15c3-1 (the Rule) of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2002 and 2001, the Company's net capital was $658,037 and $635,554, respectively, which was $642,440 and $612,706 in excess of its required net capital of $15,597 and $22,848, respectively. The Company's net capital ratio was 0.36 to 1 at December 31, 2002 and 0.54 to 1 at December 31, 2001.

(3) Related-Party Transactions

The Company paid approximately $373,000 and $318,000 during fiscal year 2002 and 2001, respectively, for rent to the Parent. The lease is month-to-month and may be canceled at any time.

The Company entered into a management agreement with the Parent that requires the Company to pay the Parent 5% of total revenue of the Company, until such agreement is canceled by the Parent. Fees are paid for the use of the Parent's network of independent financial planning centers for marketing, independent agent recruiting and training, among other items. During the years ended December 31, 2002 and 2001, the Company paid management fees of $1,184,962 and $1,159,166, respectively, to the Parent.

(4) Defined Contribution Plan

The Company makes contributions to a defined contribution plan which covers qualified employees. Contributions by the Company are made solely at the discretion of the board of directors of the Company. During the years ended December 31, 2002 and 2001, the Company contributed approximately $76,000 and $81,000, respectively, to this plan.

(5) Prepaid Expenses and Other Assets

Included in prepaid expenses and other assets as of December 31, 2001 was 0a receivable of $450,000 from a related party in connection with an insurance recovery. The Company received the $450,000 from the related party on January 24, 2002.

(Continued)

(6) Income Taxes

Income tax expense attributable to income from operations consists of:

		Current	Deferred	Total
Year ended December 31, 2002:				
U.S. federal	$	(9,502)	23,598	14,096
State and local		(1,626)	4,040	2,414
	$	(11,128)	27,638	16,510
Year ended December 31, 2001:				
U.S. federal	$	6,273	10,991	17,264
State and local		2,375	1,881	4,256
	$	8,648	12,872	21,520

Income tax expense differs from the amount computed by applying the statutory Federal income tax rate of 34% to income before taxes as follows:

		2002	2001
Tax expense at statutory federal income tax rate	$	12,772	23,249
State income taxes, net of federal benefit		1,593	2,809
Meals and entertainment and other		2,145	(4,538)
	$	16,510	21,520

The tax effects of temporary differences that give rise to the deferred tax asset at December 31, 2002 and 2001 is as follows:

		2002	2001
Deferred tax asset:			
Furniture and equipment	$	56	29,199
Accrued expenses		13,922	12,417
Total gross deferred tax asset		13,978	41,616
Less valuation allowance		—	—
Net deferred tax asset	$	13,978	41,616

(Continued)

(7) Contingencies

The Company is subject to lawsuits, claims, and other complaints arising out of the ordinary conduct of business. While the ultimate results and outcomes from these matters cannot be determined precisely, management, based in part upon the advice of legal counsel, believes that all matters are adequately covered by insurance or, if not covered, are without merit or are of such amounts as would not have a material adverse effect on the Company's financial position or results of operations.

Schedule I

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Computation of Net Capital Under Rule 15c3-1
of the Securities Exchange Act of 1934

December 31, 2002

Computation of net capital:				
Total stockholder's equity qualified for net capital			$	710,882
Deduct nonallowable assets and other deductions and/or charges:				
Nonallowable assets:				
Certain commissions receivable, net of certain commissions payable	$	4,262		
Prepaid expenses and other assets		3,754		
Deferred tax asset		13,978		
Income tax receivable from Parent		11,128		
Fidelity bond deductible		19,723		
Total nonallowable assets				52,845
Net capital			$	658,037
Amounts included in total liabilities which represent aggregate indebtedness – commissions payable, and accounts payable and accrued expenses			$	233,831
Computation of basic net capital requirement:				
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)			$	15,597
Excess net capital			$	642,440
Ratio of aggregate indebtedness to net capital				0.36 to 1

Note: See Schedule II for reconciliation of computation of net capital pursuant to uniform net capital Rule 15c3-1 to the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See accompanying independent auditors' report.

Schedule II

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Reconciliation of Computation of Net Capital Pursuant
to Uniform Net Capital Rule 15c3-1 to the Company's
Corresponding Unaudited Form X-17A-5, Part IIA Filing

December 31, 2002

		Net capital
Net capital per computation in Company's corresponding unaudited Form X-17A-5, Part IIA filing	$	667,181
Decrease in deferred tax asset		27,638
Increase in income tax receivable from Parent		(11,128)
Adjustment to professional fees		(9,144)
Adjustment to income tax provision		(16,510)
Net capital computation pursuant to Rule 15c3-1	$	658,037

See accompanying independent auditors' report.

Schedule III

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Information Relating to Possession and Control Requirements
Under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2002

Exemption under Section (k)(2)(ii) is claimed:

All customer transactions are cleared through the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer. The Company is therefore exempt from the possession and control requirements under Rule 15c3-3.

See accompanying independent auditors' report.

KPMG

Phillips Point East Tower
Suite 215
777 South Flagler Drive
West Palm Beach, FL 33401-6162

**Independent Auditors' Report on
Internal Control Required by Rule 17a-5 of
the Securities Exchange Act of 1934**

The Board of Directors
Money Concepts Capital Corp.:

In planning and performing our audit of the financial statements and supplementary schedules of Money Concepts Capital Corp. (the Company), (a wholly owned subsidiary of Money Concepts International, Inc.) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 7, 2003